Filed by Sterling Financial Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Sterling Financial Corporation
(Commission File No.: 001-34696)

The following transcript transcribes Sterling Financial Corporation’s Third Quarter 2013 Earnings Conference Call held on October 25, 2013.

* * *

Corrected Transcript

25-Oct-2013
Sterling Financial Corp. (Washington) (STSA)
Q3 2013 Earnings Call

Total Pages: 13
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Sterling Financial Corp. (Washington) (STSA)	Corrected Transcript
Q3 2013 Earnings Call	25-Oct-2013

CORPORATE PARTICIPANTS

Rich Arnold	Patrick J. Rusnak
Vice President-Finance & Head-Investor Relations, Sterling Financial Corp. (Washington)	Chief Financial Officer, Sterling Financial Corp. (Washington)

J. Gregory Seibly	David S. DePillo
President, Chief Executive Officer & Director, Sterling Financial Corp. (Washington)	Executive Vice President and Vice Chairman, Sterling Financial Corp. (Washington)

OTHER PARTICIPANTS

Jacquelynne Chimera
Analyst, Keefe, Bruyette & Woods, Inc.

MANAGEMENT DISCUSSION SECTION

Operator: Good morning, everyone, and welcome to the Sterling Financial Corporation Third Quarter 2013 Earnings Conference Call. Each of you will be on listen-only mode for today's presentation until the question-and-answer period at the end of the call. Instructions will be provided at the end of the prepared remarks for those who wish to ask any questions. This conference call is also being audio webcast, and can be accessed on Sterling's website at www.sterlingfinancialcorporation.com.

Today's conference is being recorded for replay . Additionally, the replay will be available at Sterling's website following the call.

I would now like to turn the call over to Rich Arnold, Vice President of Finance at Sterling Bank. Rich, you may begin.

Rich Arnold
Vice President-Finance & Head-Investor Relations, Sterling Financial Corp. (Washington)

Thank you, good morning. Joining today's call will be the following members of the management team at Sterling Financial Corporation, our President and Chief Executive Officer, Greg Seibly, and our Chief Financial Officer, Pat Rusnak. Additionally, we have some other team members available for the Q&A at the end of the call. President and Chief Operating Officer of Sterling Bank, Ezra Eckhardt; Vice Chairman and Chief Lending Officer, David DePillo, and Chief Credit Officer, Steve Hauschild. A supplemental slide deck, which will be referred to during the course of this morning's call is available on our website at www.sterlingfinancialcorporation.com.

I would like to caution participants that during the course of today's conference call, management may make statements that are not historical facts regarding events or future financial performance of the company that are forward-looking statements within the meaning of the Safe Harbor Provision of the Private Securities Litigation Reform Act, which management believes are a benefit to shareholders. These statements are subject to risk and uncertainty, and actual results could differ materially due to certain risk factors including those set forth in our

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Sterling Financial Corp. (Washington) (STSA)	Corrected Transcript
Q3 2013 Earnings Call	25-Oct-2013

filings with the SEC. You should not place undue reliance on forward-looking statements. The company does not intend to correct or update any of the forward-looking statements that we make today .

A specific list that may be discussed during the course of this presentation with respect to the pending merger of Sterling Financial Corporation and Umpqua Holdings Corporation include whether shareholders approve the merger, whether regulatory approvals are received, the timing of closing, whether the companies have accurately predicted acquisition and consolidation expenses, the timing and amount of savings from consolidation, the expected earnings contributions of both companies, and management's ability to effectively integrate the companies. Also, this call is not deemed to be an offering or solicitation materials by Sterling or Umpqua in connection with the proposed mergers. Shareholders of both companies are urged to read the joint proxy statement perspectives that will be included in the registration statement on Form S-4, which Umpqua will file with SEC in connection with the proposed merger as it will contain important information about Sterling, Umpqua, the merger, and related matters.

The directors and executive officers of Sterling and Umpqua may be deemed to be participants in the solicitation of proxies from their respective shareholders. Information regarding the participants and their security holdings can be found in each of Umpqua's and Sterling's most recent proxy statements and certain current reports on Form 8-K filed with the SEC, and the joint proxy statement/prospectus that is filed with the SEC. All documents filed with the SEC are/or will be available for free on the SEC, Sterling and Umpqua websites or can be obtained by contacting Sterling or Umpqua's Investor Relations departments. For more detailed description of certain factors that may cause the company's actual results to be materially different, we refer you to the sections entitled, forward-looking statements and risk factors in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q as filed with the Securities and Exchange Commission.

We will now begin with remarks from Greg, and follow with comments from Pat, and conclude by taking any questions you might have. Greg?

J. Gregory Seibly
President, Chief Executive Officer & Director, Sterling Financial Corp. (Washington)

Thanks, Rich. And thank you, everyone, for joining us today for Sterling's third quarter 2013 earnings conference call.

For the third quarter, we reported net income of $21 million, or $0.33 a share. This compares to net income of $27.8 million or $0.44 a share for the prior quarter, and net income of $30.6 million or $0.49 a share for the third quarter of 2012. The decrease from the prior quarter was almost entirely a result of lower income from mortgage banking operations due to higher market interest rates. Our refinance originations were down approximately 50% from the prior quarter, which appears to be in line with industry averages. We also recognized $4 million of merger-related expenses in the third quarter of 2013, compared to $2 million for the prior quarter. This translates into $0.04 a share after-tax. So EPS, excluding merger-related expenses, would've been approximately $0.37 a share.

In comparison to the same period a year ago, the decrease in net income and EPS is principally due to the fact that we did not record income tax in the year ago period. Also the year ago period was near the peak of mortgage refinance activity . Pat will address this in more detail in his prepared remarks. During the third quarter, we announced that Sterling will merge with Umpqua Holdings. When completed, we believe the merger will transform banking in the Pacific Northwest and we look forward to becoming part of the largest community bank in the region.

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Sterling Financial Corp. (Washington) (STSA)	Corrected Transcript
Q3 2013 Earnings Call	25-Oct-2013

I want to spend a moment on the continued progress of Sterling's key operating objectives over the quarter. First, we saw additional improvement in our deposit cost and mix. Deposit cost fell to 35 basis points in the third quarter, and our cost of funds decreased to 64 basis points. This marks the 27 th consecutive quarter of funding cost reductions. Second, de-risking and balance sheet improvement continued. 60 day delinquencies are now below 7 5 basis points after dropping under the 100 basis point threshold during the prior quarter. The results our credit and asset resolution teams have provided are nothing short of remarkable.

Third, we saw strong growth in loan balances and originations. During the third quarter, portfolio originations totaled $588 million, up over 29% compared to the same period a year ago. Annualized organic loan growth during the third quarter was 11%. Fourth, we continue to control operating expenses. There was an uptick in non-interest expense during the quarter. This was a result of M&A expense previously mentioned, adding experienced loan and deposit production staff in Southern California, and severance payments related to mortgage banking staffing reductions in light of the reduced production levels.

With respect to our Southern California expansion during the third quarter, we substantially completed the staffing of three new commercial banking offices which will be located in Glendale, Oxnard and Encino. We're in the final stages of facility selection and expect all three new offices to be fully operational in early 2014. In the meantime, our new bankers are ramping up out of temporary quarters. In addition, we've hired four seasoned bankers for our Southern California Specialty Deposit group. This group combined with the three new banking offices, the Commerce National Bank acquisition in Newport Beach, and our highly productive loan production offices in Irvine and El Segundo will form a solid foundation for commercial banking delivery in that market.

Given the headwinds in our Home Loan business, we made staffing reductions in the third quarter. We'll continue to seek opportunities to improve efficiencies in that division and throughout the organization over the next several quarters. Lastly, regarding capital management, in addition to the completion of the Commerce National Bank acquisition on October 1st, we also paid a special dividend of $0.35 in July, and we'll be continuing the $0.20 regular quarterly cash dividend. With the announcement of the Umpqua merger we're precluded from paying additional special dividends or increasing the regular dividend rate or buying back stock.

I'll now turn the call over to Pat who will walk you through the third quarter results and additional detail.

Patrick J. Rusnak
Chief Financial Officer, Sterling Financial Corp. (Washington)

Thanks, Greg, and good morning. I'm fighting a cold this morning and not in great voice, so I apologize in advance. First, we'll go through the financials, then we'll open it up for any questions.

Starting with the income statement, tax equivalent net interest margin for the third quarter was 3.59% which is down 11 basis points from the prior quarter of 16 basis points for the same period in 2012. The decrease from the prior quarter was primarily a result of reduced yield amounts. The margin expansion compared to the year ago period was principally due to reduced deposit costs and structured repo prepayments and contractual maturities which outpaced the loan yield compression. Loan growth and reduced funding costs helped drive a $2.1 million or 2.7 % increase in net interest income over the prior quarter despite the lowering loan yields.

The yield on earning assets for the third quarter of 2013 was 4.20%, down 12 basis points from the prior quarter, and down 18 basis points from the third quarter of 2012. Compared to the prior quarter, a decrease in average loan yield of 13 basis points was partially offset by a 5 basis point increase in the yield on MBS. With respect to loans, approximately $564 million of loans re-priced down by an average of 35 basis points during the third quarter. By comparison, $639 million of loans re -priced down by an average of 19 basis points during the second

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Sterling Financial Corp. (Washington) (STSA)	Corrected Transcript
Q3 2013 Earnings Call	25-Oct-2013

quarter of 2013, and $526 million of loans re-priced down by an average of 47 basis points in the same period last year. The improvement in the MBS yield was the result of reduced premium amortization.

The average cost of deposits for the third quarter was 35 basis points, down 2 basis points from the prior quarter and down 18 basis points from a year ago, reflecting continuing incremental improvements in the mixed deposits and CD re-pricing. No provision for loan losses was recorded during the third quarter or prior quarter while the provision was $2 million for the third quarter of last year. The reduced provisioning compared to the year ago period reflects lower levels of delinquencies, non-performing loans and classified loans. At September 30, 2013, the total credit allowance stood at $149 million or 2.08% of loans compared to 2.16% at June 30, 2013, and 2.64% a year ago.

Net charge-offs for the third quarter of 2013 were $1 million or 6 basis points annualized as a percent of loans. The reduction from the prior two quarters was the result of lower gross charge-offs and not recoveries. The third quarter total gross charge-offs of $4.5 million were the lowest since before the financial crisis.

Non-interest income for the third quarter of 2013 was $32 million compared to $42 million for the prior quarter and $47 million for the third quarter a year ago. As expected, refinance activity declined sharply due to an increase in longer term market interest rates starting in June. I direct your attention to slide 4 of the supplemental deck for some additional information. The box at the top of the slide is a quarterly comparison of the components of mortgage banking operations revenue.

Total mortgage revenue for the third quarter of 2013 was $13.5 million, a decrease of $9.7 million or 42% from the prior quarter. Origination and sales activity revenue was $11.7 million, down $8.4 million or 42%. Total mortgage banking activity, which is comprised of sold loans plus the change in the warehouse of hope for sold loans and lock commitments is $47.4 million, the associated margin was 2.31%, reductions of 41% and 4 basis points, respectively .

The actual volume of closed loans for the third quarter was $678 million, a decrease of 26% from the prior quarter. In addition to the reduction in non-interest revenue, the lower level of mortgage origination activity also had an adverse impact on the net interest margin with a $67 million decline in the average balance of mortgage loans held for sale.

Loan servicing fees for the third quarter of 2013 were $1.5 million, down $2.6 million from the prior quarter. This decrease was almost entirely due to a smaller MSR valuation reserve release, $491,000 for the third quarter versus $2.8 million for the second quarter. The residential servicing portfolio had a carrying value of 88 basis points as of September 30th, and a remaining valuation reserve of about $900,000. Mortgage banking operations revenue for the third quarter of 2013 also included a $265,000 positive valuation adjustment on a $27 million pool of residential mortgage loans, which were accounted for at fair value. There was a negative adjustme nt of $1 million from the prior quarter.

The two boxes on the left side of the slide provide some additional information. And still looking at slide 4, the top box shows some history on mortgage production and margins. The bottom box shows historical purchase and Refi composition. For the third quarter of 2013, purchase and refinance activity was split about 65/35. It was 70/30 for the month of September, compared to the prior quarter when the mix was about 50/50. The third quarter 2013 purchase activity was virtually unchanged from the prior quarter at $462 million, but refinance activity was down by 50% to $238 million.

Fees and service charge revenue was essentially flat compared to the prior quarter at $15 million. Non-interest expense for the third quarter of 2013 was $85 million, up from $82 million for the prior quarter, and down from

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Sterling Financial Corp. (Washington) (STSA)	Corrected Transcript
Q3 2013 Earnings Call	25-Oct-2013

$89 million in the same period a year ago. Compensation and benefits expense was $47 million for the third quarter of 2013 compared to $46 million for both, the prior quarter and the third quarter of last year.

For this discussion I'll direct your attention to slide 5 of the supplemental deck. Increase in salary expense over the prior quarter of $1.5 million was due to a few factors, including production staff additions in Southern California, a full quarter impact of the Boston Private Acquisition, which closed at mid -May, severance paid in connection with home loan divisions staffing reductions and normal accrual adjustments. A decrease in bonus and incentive expense reflects decreased commission levels reflective of lower production, principally, residential mortgage loans. The mortgage staff reduction included about 25 support staff positions. Lead to the outlook from mortgage originations, we've already initiated the process of further staff rationalization in this area.

Total other non-interest expense for the third quarter of 2013 was $21 million compared to $19 million for the prior quarter, and $24 million for the same period a year ago. Included in this line item is merger-related expense, which totaled $4 million for the third quarter. Approximately $3 million of the third quarter total is related to the pending Umpqua merger. The final contingent consideration payment for the first independent acquisition of approximately $10 million was made during the third quarter, so no additional consideration expense will be recognized in connection with this acquisition. Other non-interest expense for the prior quarter was favorably impacted by the recovery of $2.1 million in connection with two legal matters.

Moving to the balance sheet, gross portfolio loans, which exclude loans held for sale ended the quarter at $7.2 billion, up $152 million for the quarter. Total portfolio originations for the third quarter were $588 million, it was down 14% from the prior quarter, and up 29% over the third quarter 2012.

In the supplemental deck, slide 6 is an updated version of this loan growth slide from last quarter. A breakout of the composition of the organic growth is shown to the right of the table. We purchased $5.2 million of prime quality private student loans, and $24 million of syndicated commercial credits, consisting of three loans, during the third quarter. Aside from the sales of government guaranteed loans, there were no material bulk loan purchases or divestitures during the third quarter. We did, however, transfer $55 million in multifamily loans to the held for sale classification as of September 30th as the sale was pending at quarter end. The sale was completed during October and net gain of approximately $524,000 or about 1%.

The third quarter annualized organic loan growth of 11% was higher than the guidance range indicated on last quarter's call. We remain comfortable with the near term outlook for quarterly, annualized organic loan growth in the mid to upper single digits range, although there may be some fluctuations from quarter-to-quarter due to seasonality and payoff flows. We also expect that the level of bulk multifamily loan sales will increase during the fourth quarter due to ongoing portfolio concentration management. There were no securities sold during the second or third quarters of 2013. Compared to the same period a year ago, securities balances were down $553 million, due in part to maturities to fund the prepayment of structured repos. The investment portfolio average life on September 30, 2013, was approximately 4.9 years and effective duration was approximately 4%.

OREO balances ended the quarter at $17 million, compared to $27 million last quarter, $47 million a year ago. As of September 30, 2013, the OREO portfolio was comprised of 33 properties carried at an average discount of 68% to the loan principal balance.

On the liability side, we continue to be focused on improving the mix of our de posits by growing transaction, money market and savings accounts. We're in the process of expanding our deposit gathering activity in Southern California to complement our multifamily lending operations which have been very successful in this market. In the third quarter we formed a new Specialty Deposits group based in Orange County that includes four experienced bankers.

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Sterling Financial Corp. (Washington) (STSA)	Corrected Transcript
Q3 2013 Earnings Call	25-Oct-2013

As far as overall balance sheet management is concerned, we once again managed to remain a stone's throw under $10 billion at quarter end. Total assets at September 30th were $9.984 billion. We do not expect to undertake any special actions to reduce the balance sheet size during the next few quarters, like prepayment of structured repos, as such actions are precluded by the Umpqua merger agreement. Obviously creating a combined organization with more than $20 billion in assets is a quantum leap past the pain point for the Durbin Amendment impact.

The final two items I'd like to cover this morning are income taxes and capital. We recognized income tax expense of $8.1 million during the third quarter of 2013, represented an effective tax rate of 28%. This rate is below the statutory rate due to permanent differences such as the Borrego Springs Bank bargain purchase gain recognized during the first quarter, and other tax exempt income items. We expect the effective tax rate for the fourth quarter to be similar to the year-to-date effective tax rate of 30%.

With respect to capital, Tier 1 common equity ratio as of quarter end was 12.3%, down from 12.9% at June 30th, and 13.9% a year ago. The consolidated leverage of Tier 1 risk-based and total risk-based capital ratios at September 30, 2013, were 11.9%, 15.5% and 16.8% respectively . Although we indicated on last quarter's that we would be able to initiate a share repurchase program after the third anniversary of our recap on August 26th, the merger agreement with Umpqua precludes such actions, as well as special dividends or any increase to the regular dividend rate pending completion of the merger.

The Commerce National Bank acquisition was completed on October 1st for total cash consideration of $42.9 million. This acquisition is expected to reduce the regulatory capital ratios by about 45 basis points, and it adds a banking office in Newport Beach, and an equipment leasing operation based in Anaheim.

At this point, I'd like to turn the call back to Greg for some closing comments before we open up for questions.

J. Gregory Seibly
President, Chief Executive Officer & Director, Sterling Financial Corp. (Washington)

Thanks, Pat. The third quarter was another solid quarter for Sterling. I want to acknowledge and thank our team members for all of their ongoing focus on our key objectives, as well as their hard work and dedication. I also want to emphasize that we'll continue to focus on our key operating objectives until that merger with Umpqua is complete. We look forward to sharing additional developments with you on each of these fronts next quarter.

With that, Eric, we're ready to take questions. Operator?

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Sterling Financial Corp. (Washington) (STSA)	Corrected Transcript
Q3 2013 Earnings Call	25-Oct-2013

QUESTION AND ANSWER SECTION

Operator: Yes, sir. I apologize for that. I experienced some technical difficulty . We will now begin the question-and-answer session. [Operator Instructions] Our first question comes from the line of Ms. Jackie Chimera from KBW. Ma'am, your line is now open.

Jacquelynne Chimera Analyst, Keefe, Bruyette & Woods, Inc.	Q

Hi, good morning everyone.

J. Gregory Seibly President, Chief Executive Officer & Director, Sterling Financial Corp. (Washington)	A

Good morning, Jackie.

Jacquelynne Chimera Analyst, Keefe, Bruyette & Woods, Inc.	Q

I finally have something relevant with my multifamily question I ask about. I know I ask about this every quarter. I wondered if you could just give a little more detail on your outlook for what you want to do with that going forward, if you're looking at more sales rather than adding to the balance sheet given the concentration levels, a little bit of both, kind of just what you're thinking over the next couple of quarters.

J. Gregory Seibly President, Chief Executive Officer & Director, Sterling Financial Corp. (Washington)	A

Yeah, David, do you want to take that question?

David S. DePillo Executive Vice President and Vice Chairman, Sterling Financial Corp. (Washington)	A

Sure. The – we are starting to get closer to our approved concentration limits for Commercial Real Estate in general, non-owner occupied. We are still in the process of re-mixing away from traditional CRE into multifamily. So we haven't quite hit our target that we would like to see for balance sheet purposes. Given the current volumes and the current franchise, our expectations are, we would have to sell a certain amount of production into the market every quarter on a go-forward basis. The expectation would be that it wouldn't be a significant amount of our production levels, but enough to keep us within Board specified limitations for – based on our risk-based capital at this point.

Jacquelynne Chimera Analyst, Keefe, Bruyette & Woods, Inc.	Q

And how has demand been tending for those sales?

David S. DePillo Executive Vice President and Vice Chairman, Sterling Financial Corp. (Washington)	A

Demand is good. There is a lot of financial institutions out there that want the product. It's very easy for them to get their arms around. It's a very homogenous product. It sits right above jumbo single family from a complexity standpoint. Generally, relatively small in dollars and very, what we would consider, non-unique from the

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Sterling Financial Corp. (Washington) (STSA)	Corrected Transcript
Q3 2013 Earnings Call	25-Oct-2013

underwriting standpoint. So there is a lot more demand out there than we actually have product available for sale. And if you look to the secondary market, there is high demand for the product but very little supply in general.

Jacquelynne Chimera Analyst, Keefe, Bruyette & Woods, Inc.	Q

And is that demand growing as the refinance volume in single family mortgages dies down?

David S. DePillo Executive Vice President and Vice Chairman, Sterling Financial Corp. (Washington)	A

I think it's been there for the last couple of years. It's been a segment that people are looking to for asset quality and an ability to grow and manage their balance sheets. But certainly with demands for residential mortgages going away, those of which have been balance sheeting residential mortgages, this is certainly a great alternative, better yield than what they would achieve shorter in the duration of the fixed rate period of the assets. And typically it will qualify for the same capital treatment as a residential mortgage.

Jacquelynne Chimera Analyst, Keefe, Bruyette & Woods, Inc.	Q

Okay . And then, now that there – you're building out the deposit, gathering franchise down there, do you see with the customers that you work with in Southern California, with the multifamily and all the other lending that you do, do you see cross-sell opportunities that you can now realize?

David S. DePillo Executive Vice President and Vice Chairman, Sterling Financial Corp. (Washington)	A

Yeah. I think one of the things that people tend to not focus on is they look at our multifamily lending platform as a transactional business. But the majority of these customers are repeat customers. They typically have an average net worth of $18 million to $20 million and discretionary liquidity between $3 million and $5 million. So from a bankable customer standpoint, they're just about as good a customer as you're going to find within a banking platform. Our ability to cross-sell the customers prior to the acquisition of CNB and the placement of our banking teams within the market was limited to basically remote deposit capture and/or limited deposit services. So our expectations are that we would have a more traditional cross-sell ratio against those customers that we experienced in the past against this product line. So again, a very rich and deep customer multitude of product requirements, heavy on the financial services, cash management needs, so break the income opportunities as well.

Jacquelynne Chimera Analyst, Keefe, Bruyette & Woods, Inc.	Q

And how long do you think after the opening of the deposit offices in early 2014 it will take before it can make an impact to the linked quarter deposit growth for the franchise?

J. Gregory Seibly President, Chief Executive Officer & Director, Sterling Financial Corp. (Washington)	A

Yeah, Jackie, it's Greg. We're going to refrain from that. We don't want to give guidance on exactly what those offices are going to look like. What I would say is this, we'll have CNB onboarded October 1st. We have staff in place in temporary quarters around the three locations; Ontario, Encino, Glendale. We have the two multifamily offices that are in El Segundo and Irvine. And what we – we've hired four very seasoned deposit specialists in that market. So I think what you'll see is, we'll have essentially four licensed depository taking offices in Southern California over the course of the next one or two quarters. And we think that there is great opportunity, we have around $800 million of deployed multifamily assets in that market today. This is all public information. Our view

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Sterling Financial Corp. (Washington) (STSA)	Corrected Transcript
Q3 2013 Earnings Call	25-Oct-2013

is that there are good targets for us to expand our deposits within our existing customer base. And the folks that we've hired are very well known seasoned bankers in that market. So we're optimistic about the future but we're not providing any specifics around growth and deposit growth in that market at this point.

Jacquelynne Chimera Analyst, Keefe, Bruyette & Woods, Inc.	Q

Okay, fair enough. And just to clarify, was that Oxnard or Ontario for the third office?

J. Gregory Seibly President, Chief Executive Officer & Director, Sterling Financial Corp. (Washington)	A

No, Oxnard is the third office. It was – there were some folks who are, there was an opportunity to pick up a team that fell away as a result of a recent merger transaction. And we think that they come with a very good customer base and lots of market opportunity there.

Jacquelynne Chimera Analyst, Keefe, Bruyette & Woods, Inc.	Q

Okay . I went to school down there. I'm very familiar with the market. Okay, great. Thank you very much for taking my questions.

J. Gregory Seibly President, Chief Executive Officer & Director, Sterling Financial Corp. (Washington)	A

No worries. Thanks.

Operator: Our next question comes from the line of Mr. Jeff Rulis from D.A. Davidson. Your line is now open.

Q
Hi, this is [ph] Simonas (28:00) filling in for Jeff.

J. Gregory Seibly President, Chief Executive Officer & Director, Sterling Financial Corp. (Washington)	A

Good morning.

Q
So, my first question would be on the mortgage business. What would you see as a normalized environment once the Refi blend settles down to where it bottoms? And what kind of expectat ions do you have for the business in that kind of environment?

Patrick J. Rusnak Chief Financial Officer, Sterling Financial Corp. (Washington)	A

We're just not in a position to give any specific guidance on the mortgage business. We did give some guidance back in the first quarter but there is the volatility at this point with rates is just at a level where we're just not comfortable giving any specific guidance.

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Sterling Financial Corp. (Washington) (STSA)	Corrected Transcript
Q3 2013 Earnings Call	25-Oct-2013

J. Gregory Seibly President, Chief Executive Officer & Director, Sterling Financial Corp. (Washington)	A

It's Greg, I'll answer the second part of your question. I think when you look at the mortgage business, it's one of the four key operating platforms we have at the company along with our retail business, our commercial business, our real estate business, home loans is that fourth pillar of the foundation that we build our company around. And look, we're in a period of time now where to Pat's point you've seen reduction certainly of the Refi volumes as he said in his comments, you know purchase volume was about the same on a linked quarter basis for us. There will, undoubtedly be some refinements I think in every institution's go to market strategies on mortgage, but this is still a big market in the West, and at Sterling, we think it has opportunity overtime in the markets that we serve.

So, we're committed to the business. We're not going to give specifics about how we think the business is going to perform. We addressed in our comments the fact that we're doing the things we think we need to do to reposition some of the fixed cost basis of that business. We'll continue to look at that and make those adjustments as appropriate as we move forward.

Q

Okay . Thank you, that's very helpful

J. Gregory Seibly President, Chief Executive Officer & Director, Sterling Financial Corp. (Washington)	A

But our commitment to the business doesn't change as a result of the environment we're in.

Q

Okay . Secondly, on margins, can you just comment on the trends you saw in the quarter? And maybe any trends going forward, any further balance sheet restructuring effects on the margins?

Patrick J. Rusnak Chief Financial Officer, Sterling Financial Corp. (Washington)	A

Sure, this is Pat. I guess to take the last part first, that we will not be undertaking any balance sheet restructuring. I think we've mentioned that we were – last few calls – that we were evaluating that on a quarter-by-quarter basis. We still have $500 million of very high cost structured repos. Average cost is 3.8%, and there is a three-and-three-quarter years left on average, but in light of the merger, pending merger with Umpqua and the merger agreement, we will not be undertaking any special balance sheet actions with respect to those high cost borrowings.

On the margin, we had been indicating on the last few quarters calls that, of the impact of new loan production coming on at lower rates, I think we're seeing a point where we're nearing the end of the line with what we can do on deposit funding costs. We're down to just moving a couple of basis points a quarter, and so I would say that the outlook would be for some, I'd describe it as modest margin compression driven by lower – lower low yields. For example, the portfolio production that went on in the second quarter happe ned at an average rate of 3.95% through the case of loans coming on at a significantly lower rate than the loans that are paying off. The pay -off and run-off was in the, say, mid to upper 4% range. And again, that's something that we're not going to be abl e to outpace with reduced deposit costs.

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Sterling Financial Corp. (Washington) (STSA)	Corrected Transcript
Q3 2013 Earnings Call	25-Oct-2013

However, we do have I think an optimistic outlook for continued loan growth, and like we demonstrated this quarter, if we're able to keep generating solid organic loan growth, we should be able to offset the impact of declining margin on net interest income. So again, it's a – fewer basis points of margin but continuing to drive solid, again, mid to upper single digit organic loan growth, I think it will last to continue to drive some incremental improvement in net interest income.

Q

Okay, great. And lastly, just on expenses, what should we think of as, like, normalized expense rate X, any one - time merger costs or one-time items?

Patrick J. Rusnak Chief Financial Officer, Sterling Financial Corp. (Washington)	A

Well, we had the only really big – excuse me, non-recurring item for the quarter was the merger expenses. So I think that we're not going to be – look at the third quarter, non-interest expense excluding the merger charges, it's – there'll be some slight elevation from that point as we've been adding staff through the third quarter. And then we could also potentially have some additional severance expenses, it was not a significant amount, it was about $250,000 for the third quarter but we could also have some severance costs as we continue to have that. And then we also have a full quarter impact of CNB coming on. So we have an acquisition that's closing the first of October, so we'll have the expenses coming on from CNB as well.

Q

Okay, great. That's all from me. Thank you for dealing my questions.

Operator: [Operator Instructions]

J. Gregory Seibly President, Chief Executive Officer & Director, Sterling Financial Corp. (Washington)	A

Eric, any additional questions?

Operator: At this point, sir, we don't have any questions on the bridge. I'll turn the call back to you.

J. Gregory Seibly President, Chief Executive Officer & Director, Sterling Financial Corp. (Washington)

Okay, that's great. Thanks, everybody, for joining the third quarter conference call. We look forward to talking to you next quarter.

Operator: That concludes today's conference. Thank you for participating. You may now disconnect.

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Sterling Financial Corp. (Washington) (STSA)	Corrected Transcript
Q3 2013 Earnings Call	25-Oct-2013

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